YELP INC.

706 Mission Street

San Francisco, CA 94103

(415) 908-3801

February 28, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Jonathan Groff
Celeste M. Murphy

RE:	Yelp Inc.
Registration Statement on Form S-1 (File No. 333-178030)

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 1, 2012, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YELP INC.

/s/ Laurence Wilson
LAURENCE WILSON
General Counsel

Goldman, Sachs & Co.,

555 California Street

San Francisco, California 94104

February 28, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Yelp Inc.
Registration Statement on Form S-1
Filed on November 17, 2011
Registration File No. 333-178030

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several underwriters, hereby join in the request of Yelp Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on March 1, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 16, 2012:

(i)	Dates of Distribution: February 17, 2012 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 6,000

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 200

We, the undersigned, as representative of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,
Goldman, Sachs & Co. Acting severally on behalf of itself and the several underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Name:	David Ludwig
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

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